

June 5, 2014

<u>Via E-mail</u>
Stephen L. DeGiusti
General Counsel
PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102

  Re: **PostRock Energy Corporation**
     Registration Statement on Form S-3
     Filed May 12, 2014
     File No. 333-195899

Dear Mr. DeGiusti:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed May 12, 2014

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, page 2

1. Please provide the disclosure that Item 503(d) of Regulation S-K requires for all of the periods presented.

Where You Can Find More Information, page 18

2. We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2013, which incorporates by reference its Part III information from your definitive proxy statement filed on April 7, 2014. As Item 10(d)

of Regulation S-K indicates, "reference may not be made to any document which incorporates another document by reference if the pertinent portion of the document containing the information . . . to be incorporated by reference includes an incorporation by reference to another document." Accordingly, please revise the list of documents incorporated by reference to include your definitive proxy statement filed on April 7, 2014.

3.   Please revise to incorporate by reference the Form 10-Q filed on May 13, 2014, as well as all required Exchange Act reports filed after the date you filed the initial registration statement. See Item 12(a)(2) of Form S-3. For any reports filed after your final pre-effective amendment, please refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, which is available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Exhibit 5.1

4.   Please obtain and file a new or revised opinion in which counsel expressly indicates whether the warrants are binding obligations of the company. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), "Legality and Tax Opinions in Registered Offerings," October 14, 2011, which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Tull R. Florey